ICAP

9 January 2006

06010263

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

PROCESSED
JAN 18 2006
THOMSON
FINANCIAL

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial
Tel: +44 20 7000 5788
Fax: +44 20 7000 5784
Email: jenny.mcauley@ICAP.com

Encs:

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 17 2006
WASH. D.C.
192

ICAP plc
2 Broadgate
London
EC2M 7UR

Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Company Secretary Change
Released	16:06 09-Jan-06
Number	6623W

9 January 2006

CHANGE OF COMPANY SECRETARY

ICAP plc announces that Deborah Abrehart has been appointed Group Company Secretary in place of Helen Broomfield with effect from 9 January 2006. Deborah Abrehart was formerly Company Secretary of EasyJet plc.

END

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